Filed by America Online, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.
                           Commission File No. 001-12143

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following, in particular, statements regarding the proposed AOL/Time Warner merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the AOL or Time Warner stockholders to approve the merger; and the risk that the AOL and Time Warner businesses will not be integrated successfully.

For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of the Company's Form 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filing that became effective in November 1999.

                            * * * * * * * * * * * * *

On January 10, 2000, America Online, Inc. ("AOL") and Time Warner announced a merger involving the two companies. For more information, please refer to the press release by AOL and Time Warner announcing the merger and the questions and answers below. The press release is posted on the web site of the Securities and Exchange Commission (the "Commission" or the "SEC") at http://www.sec.gov/Archives/edgar/data/883780/0000883780-00-000009.txt.

We hope the following information will be helpful to you in understanding the merger:

Q:      What happens to my AOL stock after the merger?

A: Upon completion of the merger, America Online stockholders will receive one share of AOL Time Warner stock in exchange for each share of America Online stock they own. Time Warner common stockholders will receive 1.5 shares of AOL Time Warner stock in exchange for each share of Time Warner stock they own. It is intended that the merger will be effected on a tax-free basis to stockholders.

Q:      When is the merger expected to close?

A:      We expect the merger to close in the fall of 2000.

Q.      What trading symbol will the new company use?

A: We expect that AOL Time Warner will trade on the New York Stock Exchange under the symbol "AOL."

Q.      Does this merger require stockholder approval?

A: Yes, this merger requires approval of stockholders of both America Online and Time Warner. AOL stockholders will receive a proxy statement describing the merger, and an invitation to attend a special stockholders' meeting to vote on the merger later this year. Whether or not you attend the special stockholders' meeting, you will have the opportunity to vote on the merger in advance of the meeting.

Q:      What other approvals are required?

A: In addition to stockholder approval, the merger will require U.S. and international antitrust approvals and other regulatory approvals, including from the FCC and local and state authorities to transfer TV station and cable system licenses.

Q:      When will I receive my proxy?

A: Stockholders will receive a proxy describing the merger, and an invitation to attend a special stockholders' meeting to vote on the merger. Whether or not you attend the special stockholders' meeting, you will have the opportunity to vote on the merger in advance of the meeting.

Q:      Is there a "collar" on the share price of the merger?

A:      No, there is no collar on the share price.

Q:      Where can I find more information on the merger?

A: Additional information can be found in a Form 8-K filing filed with the SEC on January 14, 2000, which can be accessed on the Internet at http://www.sec.gov/Archives/edgar/data/883780/0000883780-00-000009.txt.
        AOL and Time Warner will provide more detail on the reasons for the merger and additional information regarding the merger in a proxy statement/prospectus to be prepared by the companies and distributed to AOL and Time Warner stockholders later this year.

We also recommend that you read the joint proxy statement/prospectus regarding the merger, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Commission by AOL. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AOL at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by AOL may also be obtained from AOL by directing your request to America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166, Attn:
Investor Relations, tel: (703) 265-1741; e-mail: AOLIR@AOL.com.